Hammer Fiber Optics Holdings Corp.

15 Corporate Place South, Suite 100

Piscataway, New Jersey 08854

(844) 413-2600

January 31, 2020

CORRESPONDENCE FILED ON EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attn:  Mitchell Austin

Re:Hammer Fiber Optics Holdings Corp.  (referred to herein as the “Registrant”)

Registration Statement filed on Form S-1 - Originally Filed on January 29, 2020; Amendment Number 1 filed on January 31, 2020 (File No.  000-1539680)

Dear Sir or Madam:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the Registrant hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No.  000-1539680 ) filed on January 29, 2020 and subsequently amended on January 31, 2020 (the “Registration Statement”), so that it may become effective at 4:30 p.m. Eastern Daylight Time on February 4, 2020, or as soon as practicable thereafter.

The Registrant hereby acknowledges that:

(i)should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)the Registrant may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of such Registration Statement be sent to our legal counsel, Frederick M. Lehrer of Frederick M. Lehrer, P. A., at flehrer@securitiesattorney1.com.

Sincerely yours,

/s/Erik Levitt
Erik Levitt, Chief Executive Officer